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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Fernandez, Gus
   11388 Sorrento Valley Road, Suite 200
   San Diego, CA   92121

2. Date of Event Requiring Statement (Month/Day/Year)
   03/13/2003

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

                     Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of        3)   4)Nature of
                                                              Securities        D     Indirect
                                                             Beneficially       or   Beneficial
                                                                Owned           I     Ownership
-----------------------------------------------------------------------------------------------------
Class A Common Stock (1)                                       1,000            D      Direct

                                    Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security      2)Date Exercisable   3)Title and Amount of               4)Conver-  5)Ownership  6)Nature of
                                    and Expiration Date  Securities Underlying                sion or     Form of     Indirect
                                     (Month/Day/Year)     Derivative Security                exercise   Derivative   Beneficial
                                                                                             price of    Security     Ownership
                                     Date      Expira-                            Amount or    Deri-     Direct(D)
                                     Exer-      tion                              Number of   vative        or
                                    cisable     Date            Title              Shares    Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to      (2)     03/13/13   Class A Common Stock      50,000    $1.1600        D           Direct
 buy)
Incentive Stock Option (right to      (1)     03/14/12   Class A Common Stock      10,000    $3.2900        D           Direct
 buy)
Incentive Stock Option (right to      (1)     04/05/11   Class A Common Stock      10,000    $3.4000        D           Direct
 buy)
Incentive Stock Option (right to      (1)     11/29/11   Class A Common Stock      15,000    $3.4000        D           Direct
 buy)

Explanation of Responses:

(1)
On March 13, 2003, the reporting person became an officer of Avanir Pharmaceuticals. Form 3 is filed to report shares of Class A Common Stock owned by the reporting person on the date he/she became an officer.

(2)
Options vest as follows: One third vest one year from the date of grant, the final two thirds vest daily thereafter through the third anniversary of the option grant.

SIGNATURE OF REPORTING PERSON
/S/ Fernandez, Gus
DATE 03/14/03

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